UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 7, 2022

AMCI ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-40282	86-1763050
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 Steamboat Road Greenwich, Connecticut	06830
(Address of principal executive offices)	(Zip Code)

(203) 625-9200

(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	AMCIU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	AMCI	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50	AMCIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

 Amendment to the Merger Agreement

As previously announced, on March 8, 2022, AMCI Acquisition Corp. II, a Delaware corporation (“AMCI”), entered into an Agreement and Plan of Merger with AMCI Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of AMCI (“Merger Sub”), and LanzaTech NZ, Inc. (“LanzaTech”), a Delaware corporation (the “Merger Agreement”). If the Merger Agreement and the transactions contemplated thereby (the “Business Combination”) are approved by AMCI’s stockholders and LanzaTech’s stockholders, and the closing conditions in the Merger Agreement are satisfied or waived, then, among other things, upon the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware General Corporation Law, Merger Sub will merge with and into LanzaTech, with LanzaTech surviving the merger as a wholly owned subsidiary of AMCI). Any capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Merger Agreement, as amended by the Merger Agreement Amendment.

On December 7, 2022, AMCI, Merger Sub and LanzaTech entered into Amendment No.1 to the Merger Agreement (the “Merger Agreement Amendment”). The Merger Agreement Amendment amends the Merger Agreement to provide for, among other things, (i) the inclusion of the aggregate net proceeds from each of the AM SAFE and Brookfield SAFE in the Acquiror Closing Cash Amount, (ii) the reduction of the Minimum Acquiror Closing Cash Amount from $250,000,000 to $230,000,000, (iii) to the extent that the Brookfield SAFE remains unexercised at the closing of the Business Combination (the “Closing”), it will be assumed by AMCI, remain in effect on the same terms and conditions as are in effect prior to the Closing and thereafter entitle the holder thereof to be issued shares of common stock in AMCI after the Closing, (iv) in the event that it becomes reasonably apparent to the parties that the Acquiror Closing Cash Amount will be less than the Minimum Acquiror Closing Cash Amount, AMCI will use commercially reasonable efforts to enter into non-redemption agreements, or similar agreements, as may be necessary such that the Acquiror Closing Cash Amount will not be less than the Minimum Acquiror Closing Cash Amount, (v) the extension of the outside date applicable to the Closing from December 7, 2022 to February 28, 2023 and (vi) the elimination of LanzaTech’s right to terminate the Merger Agreement if AMCI fails to enter into additional subscription agreements or non-redemption agreements prior to July 7, 2022 such that the amount equal to (a) the PIPE Investment Amount plus (b) the amount equal to (I) the aggregate number of shares of AMCI’s class A common stock subject to non-redemption agreements multiplied by (II) $10.00 plus (c) the net proceeds from the AM SAFE to LanzaTech minus (d) the Company Transaction Expenses minus (e) the Acquiror Transaction Expenses minus (f) any other amount with respect to which AMCI has liability for payment at the Closing is less than the Minimum Acquiror Closing Cash Amount.

Other than as expressly modified pursuant to the Merger Agreement Amendment, the Merger Agreement, which was previously filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) by AMCI on March 8, 2022, remains in full force and effect. The foregoing description of the Merger Agreement Amendment is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement Amendment, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by reference. The Merger Agreement contains representations, warranties and covenants that the parties to the Merger Agreement made to each other as of the date of the Merger Agreement or other specific dates as expressly set forth therein. The Merger Agreement has been incorporated by reference herein to provide investors with information regarding its terms and is not intended to provide any other factual information about AMCI, LanzaTech, Merger Sub or any other person. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in AMCI’s public disclosures.

Amendment to the Sponsor Support Agreement

As previously announced, on March 8, 2022, AMCI entered into a Sponsor Support Agreement with AMCI Sponsor II LLC, a Delaware limited company (the “Sponsor”), and LanzaTech (as amended, the “Sponsor Support Agreement”).

On December 7, 2022, the Sponsor, AMCI and LanzaTech entered into the Amendment No. 1 to the Sponsor Agreement (the “Sponsor Agreement Amendment”). The Sponsor Agreement Amendment reduces the number of Promote Shares subject to forfeiture by the aggregate number of Promote Shares subject to transfer to any holder of AMCI Class A common stock subject to a non-redemption agreement. Any capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Sponsor Support Agreement.

Other than as expressly modified pursuant to the Sponsor Agreement Amendment, the Sponsor Support Agreement, which was previously filed as Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC by AMCI on March 8, 2022, remains in full force and effect. The foregoing description of the Sponsor Agreement Amendment is not complete and is qualified in its entirety by reference to the full text of the Sponsor Agreement Amendment, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Amendments to the Subscription Agreements

As previously announced, on March 8, 2022, AMCI entered into subscription agreements (the “Initial Subscription Agreements”) with certain accredited investors and qualified institutional buyers (collectively, the “Initial PIPE Investors”), including certain current stockholders and partners of LanzaTech and an affiliate of the Sponsor. As previously announced, on October 18, 2022, AMCI entered into additional subscription agreements (the “Additional Subscription Agreements,” and, together with the Initial Subscription Agreements, the “Subscription Agreements”) with certain accredited investors (collectively, the “Additional PIPE Investors,” and, together with the Initial PIPE Investors, the “PIPE Investors”).

On December 7, 2022, AMCI entered into an Amendment and Consent with each PIPE Investor with respect to such investor's Subscription Agreements (each, a “PIPE Amendment and Consent”). Each PIPE Amendment and Consent includes an extension of the outside date of the applicable Subscription Agreement from December 7, 2022 to February 28, 2023, and provides the applicable PIPE Investor's consent to the Merger Agreement Amendment.

Other than as expressly modified pursuant to the applicable PIPE Amendment and Consent, each of the Initial Subscription Agreements, the form of which was previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by AMCI on March 8, 2022, and the Additional Subscription Agreements, the form of which was previously filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by AMCI on October 24, 2022, remain in full force and effect. The foregoing description of the PIPE Amendment and Consent is not complete and is qualified in its entirety by reference to the full text of the forms of PIPE Amendment and Consent, copies of which are filed as Exhibits 10.2 and 10.3 hereto and are incorporated herein by reference.

Important Information About the Business Combination and Where to Find It

The Business Combination will be submitted to stockholders of AMCI for their consideration. AMCI has filed a registration statement on Form S-4 (as amended, the “Registration Statement”) relating to the Business Combination, which includes both a preliminary prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination and a proxy statement to be distributed to AMCI’s stockholders in connection with AMCI’s solicitation of proxies for the vote by its stockholders in connection with the Business Combination and other matters as described in the Registration Statement. AMCI urges its investors, stockholders and other interested persons to read the preliminary proxy statement/prospectus and any amendments thereto and, when available, the definitive proxy statement/prospectus, as well as other documents filed by AMCI with the SEC, because these documents will contain important information about AMCI, LanzaTech and the Business Combination. After the Registration Statement is declared effective, AMCI will mail the definitive proxy statement/prospectus to its stockholders as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain a copy of the Registration Statement, including the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed by AMCI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: AMCI Acquisition Corp. II, 600 Steamboat Road, Greenwich, CT 06830.

Participants in the Solicitation

AMCI and LanzaTech and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Business Combination described in this Current Report under the rules of the SEC. Information about the directors and executive officers of AMCI is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AMCI stockholders in connection with the Business Combination is set forth in the Registration Statement (and will be included in the definitive proxy statement/prospectus). Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This Current Report shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1	Amendment No. 1 to Agreement and Plan of Merger, dated as of December 7, 2022, by and among AMCI Acquisition Corp. II, AMCI Merger Sub, Inc. and LanzaTech NZ, Inc.
10.1	Amendment No. 1 to Sponsor Support Agreement, dated as of December 7, 2022, by and among AMCI Sponsor II LLC, AMCI Acquisition Corp. II, and LanzaTech NZ, Inc.
10.2	Form of Amendment and Consent of Initial PIPE Investors.
10.3	Form of Amendment and Consent of Additional PIPE Investors.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMCI ACQUISITION CORP. II

By:	/s/ Nimesh Patel
Name:	Nimesh Patel
Title:	Chief Executive Officer

Date: December 12, 2022